Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

C21 Investments Inc. (the "Company" or "C21")

Suite 170 - 601 West Cordova Street
Vancouver, BC V6B 1G1

Item 2. Date of Material Change

January 24, 2022

Item 3. News Release

News Release dated February 1, 2022 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company announced the closing of the settlement of its obligation to issue common shares of C21 (the "Phantom Earn-Out Shares") to certain individuals (the "Vendors") pursuant to the purchase agreement (the "Phantom Purchase Agreement") governing the acquisition of Phantom Farms (see news release dated February 4, 2019)(the "Settlement Transaction").

Item 5.1 Full Description of Material Change

The Company announced the closing of the settlement of its obligation to issue Phantom Earn-Out Shares to the Vendors pursuant to the Phantom Purchase Agreement governing the acquisition of Phantom Farms (see news release dated February 4, 2019).

Pursuant to the Phantom Purchase Agreement, a portion of the purchase price payable to the Vendors by C21 in connection with the acquisition of Phantom Farms in February 2019 was to be paid by the issuance of the Phantom Earn-Out Shares, the delivery of which was dependent upon certain triggers, including various price targets as well as any change of control, with up to 4.5 million Phantom Earn-Out Shares deliverable to the Vendors pursuant to the Phantom Purchase Agreement.

As previously announced by the Company on November 18, 2021, the Company entered into an agreement (the "Settlement Agreement") dated November 18, 2021, pursuant to which the Vendors, who were entitled to receive up to 4.5 million Phantom Earn-Out Shares pursuant to the Phantom Purchase Agreement, agreed to collectively receive 1.3 million common shares of C21 (the "Settlement Shares") in exchange for termination of their entitlement to receive the Phantom Earn-Out Shares.

The Settlement Transaction closed on January 24, 2022 with 1.3 million Settlement Shares issued to the Vendors. The Settlement Shares are subject to a four month hold period expiring on May 25, 2022.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Michael Kidd
Secretary and Chief Financial Officer
Telephone:  (604) 336-8613

Item 9. Date of Report

February 2, 2022